201 South Main Street Suite 1800 Salt Lake City, Utah 84111 Telephone 801.532.1234 Facsimile 801.536.6111	Joseph L. Broom Attorney at Law Direct Dial (801) 536-6951 E-Mail JBroom@parsonsbehle.com

June 2, 2006

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 04-05

Washington, DC 20549-0405

Re:	Sterling Mining Company (the “Company”) - Amendment No. 3 to Registration Statement on Form 10 File No. 0-51669 - Filed May 10, 2006

Dear Mr Schwall:

The Company has received the comment letter from the staff of the Commission dated May 31, 2006 (“Comment Letter”) pertaining to the above referenced registration statement on Form 10 (the “Registration Statement”). In response to the Comment Letter, and further to a telephone conversation on June 1, 2006 between Ryan Milne of the Commission’s staff and James Meek and Fred Peck of the Company (the “Telephone Conference”), the Company is filing this letter in response to the Comment Letter.

Attached to this letter is a separate statement from the Company, acknowledging certain matters as requested in the Comment Letter. To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Comments and Responses

Form 10/A – Consolidated Financial Statements, page 82

1.	We note your response to comment 3 of our letter dated April 28, 2006, in which you state that you have expanded your segment disclosure to include: “This segment information pertaining to 2005 has been restated to reflect a change in the composition of our reportable segments. The segment information pertaining to 2004 has been restated and is included in 2005.” We could not locate this expanded disclosure in your amended Form 10. Please

Mr. Roger Schwall
United States Securities and Exchange Commission
June 2, 2006
Page Two

advise. Furthermore, we do not believe your 2005 segment information would be restated since the change in composition occurred in 2004.

The Company included expanded segment information disclosures for years 2002, 2003 and 2004 in Note 12 – Segment Reporting, which appears on page 110 of the Registration Statement. Segment information for the three and nine months ended September 30, 2005 is disclosed in Note 12 – Segment Reporting on page 81 of the Registration Statement.

Pursuant to the Telephone Conference, and following the Company’s review of SFAS 131, paragraph 34, the Company confirms that it will not be amending the Registration Statement in response to this comment. The Company will, however, include the following disclosure in its segment reporting for future periods, beginning with its Form 10-Q for the period ending June 30, 2006: “The Company acquired the Mexican operation in 2004 and began reporting two segments subsequent to the acquisition. Due to this change in the composition of reportable segments, all prior periods have been restated. ”

Note 3 – Marketable Securities and Investments, page 97

2.	We note your response to comment 5 of our letter dated April 28, 2006. We further note that the fair values of your investments in the Chester Mining Company and Mineral Mountain mining options as of December 31, 2004 equaled their costs as of the acquisition date. Please provide us with your detailed Black Scholes pricing models for your investments in the options of these two companies that support your calculations of fair values as of the date of acquisition and December 31, 2004. Additionally, explain to us how the fair values between the two dates were the same considering changes in volatilities, interest rates, and expected lives over the period from acquisition to December 31, 2004.

Further to the Telephone Conference, the Company confirms that the options acquired from Chester Mining Company and Mineral Mountain Mining were valued by the Company at the acquisition date and re-valued at December 31, 2004. In December of 2004, the Company determined that the options were permanently impaired. Consequently the Company recorded a realized loss on impairment and reduced the cost basis of the options to their fair market value at December 31, 2004 based on the following valuations:

Mr. Roger Schwall
United States Securities and Exchange Commission
June 2, 2006
Page Three

Black Scholes Valuation for the Chester Mining Company Option:

	At Acquisition Date	December 31, 2004
Strike Price	$ 1.00	$ 1.00
Share Price	$ 5.25	$ 1.75
Days to expiration	547	216
Percent Volatility	129.23%	71.54%
Risk-free-interest rate	1.49	2.50
Black Scholes Value	$ 4.4881	$ 0.8186
Options held	200,000	192,000
Fair Market Value	$897,620	$157,171
Cost of 192,000 options	$861,715	$157,171
Cost basis after impairment	$157,171	$157,171

Black Scholes Valuation for the Mineral Mountain Mining Option:

	At Acquisition Date	December 31, 2004
Strike Price	$ 0.50	$ 0.50
Share Price	$ 0.52	$ 0.52
Days to expiration	9125	8814
Percent Volatility	104.14%	104.14%
Risk-free-interest rate	4.94	4.88
Black Scholes Value	$ .5175	$ .5171
Options held	1,000,000	930,000
Fair Market Value	$ 517,500	$ 480,903
Cost of 930,000 options	$ 481,275	$ 480,903
Cost after impairment	$ 480,903	$ 480,903

The Company further confirms that no amendment to the Registration Statement is necessary in connection with the foregoing response to the Comment Letter.

Mr. Roger Schwall
United States Securities and Exchange Commission
June 2, 2006
Page Four

If you have any questions concerning the foregoing, please do not hesitate to contact me.

Sincerely,

PARSONS BEHLE & LATIMER

/s/   Joseph L. Broom

Joseph L. Broom

STATEMENT OF STERLING MINING COMPANY

Sterling Mining Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	Sterling Mining Company is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10 and any amendment thereto (the “Filing”);

•	Comments from the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Sterling Mining may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated this 2nd day of June, 2006.

Sterling Mining Company

By:	/s/ Ray DeMotte
Ray DeMotte, President